Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rewards Network Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Rewards Network Inc. (the Company) of our report dated January 30, 2004, relating to the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2003, December 31, 2002 and September 30, 2001 and the three months ended December 31, 2001 and the related financial statement schedule, as listed in item 15(a)2 of the Company’s 2003 Annual Report on Form 10-K.

Our report dated January 30, 2004 refers to the adoption by the Company and its subsidiaries of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/    KPMG LLP

Miami, Florida

May 26, 2004